# SEC Schedule 13D/A (Amendment No. 17) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Allied Gaming & Entertainment Inc., CIK 0001708341
CUSIP: 019170109
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 745 FIFTH AVENUE, SUITE 500, NEW YORK, New York (NY), 10151
Date of event which requires filing of this statement: 06/11/2025
Amends the filing with accession number 0001213900-21-005405
Filed by CIK 0001811775
Persons authorized to receive notices and communications: ROY CHOI, KNIGHTED PASTURES, LLC, 1933 S. Broadway Suite 1146, Los Angeles, California (CA), 90007, 213-222-8589; ANDREW FREEDMAN, ESQ., OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Knighted Pastures LLC (CIK 0001811775): type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: working capital (WC); sole voting power 0; shared voting power 8,906,270; sole dispositive power 0; shared dispositive power 8,906,270; aggregate amount beneficially owned 8,906,270 (23.4% of the class)
- Choi Roy (CIK 0001836163): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: personal funds (PF); sole voting power 0; shared voting power 11,986,423; sole dispositive power 0; shared dispositive power 11,986,423; aggregate amount beneficially owned 11,986,423 (31.5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Allied Gaming & Entertainment Inc.
Address of issuer's principal executive offices: 745 FIFTH AVENUE, SUITE 500, NEW YORK, New York (NY), 10151
Comment: The following constitutes Amendment No. 17 to the Schedule 13D filed by the undersigned ("Amendment No. 17"). This Amendment No. 17 amends the Schedule 13D as specifically set forth herein. Unless otherwise defined herein, all capitalized terms used herein shall have the meanings given to them in the Schedule 13D. This Amendment No. 17 reflects a change in beneficial ownership solely as a result of a decrease in the number of outstanding shares of Common Stock (the "Shares") as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on June 9, 2025.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended to add the following:

On June 11, 2025, the Issuer filed a lawsuit in the United States District Court for the Central District of California (the "Issuer Complaint") against the Reporting Persons and certain other third parties (collectively, the "Defendants"). The following description of the Issuer Complaint is qualified in its entirety by reference to the Issuer Complaint, which is attached as Exhibit 99.1 hereto and incorporated herein by reference. The Issuer Complaint alleges, among other things, that the Defendants (i) violated the reporting requirements of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and (ii) failed to comply with the advance notice provisions set forth in the Issuer's Amended and Restated Bylaws governing the submission of nominations and proposals for the combined 2024/2025 annual meeting. The gravamen of the Issuer Complaint is that Defendants failed to disclose the existence of a "group" within the meaning of Section 13(d) of the Exchange Act. The Issuer seeks permanent injunctive relief and damages. The Reporting Persons do not believe the Issuer is entitled to any relief and intend to defend themselves vigorously.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 38,018,882 Shares outstanding as of May 29, 2025, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on June 9, 2025.

As of the date hereof, Knighted directly beneficially owned 8,906,270 Shares, constituting approximately 23.4% of the Shares outstanding.

As of the date hereof, Mr. Choi, as the Chief Executive Officer and Manager of Knighted, may be deemed to beneficially own the 8,906,270 Shares owned by Knighted, and directly beneficially owns 3,080,153 Shares, constituting approximately 31.5% of the Shares outstanding.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

There have been no transactions in the securities of the Issuer by the Reporting Persons since the filing of Amendment No. 16 to the Schedule 13D.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

Reference is made to the Issuer Complaint as defined and described in Item 4 above and attached as Exhibit 99.1 hereto.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

99.1 - Complaint filed by the Issuer on June 11, 2025.

## Signatures
- Knighted Pastures LLC: /s/ Roy Choi, Roy Choi, Manager (06/12/2025)
- Choi Roy: /s/ Roy Choi, Roy Choi (06/12/2025)